SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 April 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                    05 April 2018

BT SECURES 40MHz OF 3.4GHz SPECTRUM

●        BT secures 40MHz of 3.4GHz spectrum suitable for 5G services, strengthening EE's mobile network leadership
●        Spectrum won at £302.6m, prior to any assignment round payment
●        EE mobile network already delivering 4G services to 90% of the UK geography - new 3.4GHz spectrum allows 5G plans to be put in motion

Marc Allera, CEO of BT's Consumer Division, said:

 "The acquisition of 40MHz of 3.4GHz spectrum positions us well for our launch of future 5G services and consolidates our position as one of the world's leading providers of communications services.

"With this outcome, we'll continue to roll out the fastest 4G service to consumers and businesses across the UK, and now look ahead to the potential new services that 5G will offer, keeping our nation at the forefront of digital communications."

Ends

Notes to editors:

Please refer to Ofcom's statement announcing the outcome of the auction.

BT confirms that it has won 40MHz of 3.4GHz at £302.6m (prior to any further assignment round payment to determine where the acquired spectrum is positioned within the band).

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 05 April 2018